UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
March 31, 2021
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------
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1. Investment Company Act File Number:        Date examination
completed:

811-03605	                                  August 31,
2019

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2. State Identification Number: IL

AL             AK             AZ             AR             CA
CO
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

Northern Institutional Funds
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4. Address of principal executive office
(number,street,city,state,zip code):

50 South LaSalle, Chicago, IL 60603

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INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Trustees of Northern Institutional Funds

We have examined management's assertion, included in the accompanying Management's Statement Regarding Northern Institutional Funds' Compliance with Rule 17f-2 Under the Investment Company Act of 1940, that the Northern Institutional Funds (collectively, the "Company"), comprised of the funds listed in Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "specified requirements") as of August 31, 2019, with respect to securities reflected in the investment account of the Company. The Company's management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Company's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about management's assertion. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of August 31, 2019, and with respect to agreement of security purchases and sales, for the period from June 30, 2019 (the date of our last examination) through August 31, 2019:

*	Count and inspection of all securities located in the
vault of Northern Trust ("NT"), the Company's custodian, in the Canal Building in Chicago without prior notice to management, if any.

*	Confirmation of all securities held by institutions in
book entry form on behalf of NT from the Federal Reserve Bank of Kansas City and The Depository Trust Company.

*	Confirmation of all securities hypothecated, pledged,
placed in escrow, or out for transfer with brokers, pledgees, and/or transfer agents.

*	Reconciliation of all such securities to the books and
records of the Company and NT.

*	Confirmation of 99 out of 113 repurchase agreements with
brokers/banks and agreement of underlying collateral with NT records.

*	Agreement of 6 security purchases and 6 security sales or
maturities since our last report from the books and records of the Company to the subsequent settlement in cash records provided by NT.

Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that each of the Northern Institutional Funds (listed in the attached Appendix
A) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2019, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Northern Institutional Funds and the U.S. Securities and Exchange Commission and is not intended to be, and should not be, used by anyone other than the specified parties.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
December 20, 2019




APPENDIX A
Northern Institutional Funds:

Liquid Assets Portfolio
Municipal Portfolio
Prime Obligations Portfolio
Treasury Portfolio
U.S. Government Portfolio
U.S. Government Select Portfolio







































Management's Statement Regarding Northern Institutional Funds'
Compliance with Rule 17f-2 Under the Investment Company Act of
1940

We, as members of management of Northern Institutional Funds (collectively, the "Company"), comprised of the funds listed in the attached Appendix A, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2019, and from June 30, 2019 (the date of your last examination) through August 31, 2019.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August
31, 2019, with respect to securities reflected in the investment account of the Company.

Northern Institutional Funds

By:
/s/ Peter Ewing
Peter Ewing
President, Northern Institutional Funds

/s/ Randal Rein
Randal Rein
Treasurer, Northern Institutional Funds


December 20, 2019


APPENDIX A
Northern Institutional Funds:

Liquid Assets Portfolio
Municipal Portfolio
Prime Obligations Portfolio
Treasury Portfolio
U.S. Government Portfolio
U.S. Government Select Portfolio